Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts  02062-9106
March 22, 2006
By Electronic Submission
Ms. Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Analog Devices, Inc. Form 10-K for the year ended October 29, 2005 Filed November 21, 2005 SEC File No. 001-07819
Dear Ms. Tillan:
Enclosed please find our responses to the comments regarding the above referenced filing provided by you in a letter to us dated March 13, 2006. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.
All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information are in regular type.
Form 10-K for the fiscal year ended October 29, 2005
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 38
s. Stock-Based Compensation, page 47
1.	We note your response to our prior comment 3. While question 3 of SAB Topic 14.D.1 provides guidance regarding what you should consider when evaluating the extent of your reliance on implied volatility versus historical volatility, Question 4 of SAB Topic 14.D.1 provides a list of five factors that should be present for a company to place exclusive reliance on implied volatility. Please respond to the following comments:
•	Similarity of Exercise Prices — You use all traded options to calculate your implied volatility including exercise prices that are near-the-money and out-of-the-money, but you give the near-the-money options more weight because they

Ms. Kate Tillan
March 22, 2006

are more actively traded. Please discuss how you considered that one of the factors listed in Question 4 of SAB Topic 14.D.1 states that to exclusively rely on implied volatility the traded options must have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options. When near-the-money options are not available, you should use a weighted-average approach. See footnotes 54 and 48.
•	Similarity of Length of Terms — We note that you use some traded options with terms of less than one year. Please discuss how you considered that one of the factors listed in Question 4 of SAB Topic 14.D.1 states that to exclusively rely on implied volatility the remaining maturities of the traded options on which you base the estimate should be at least one year.
     Response:
•	Similarity of Exercise Prices — the traded options that we use to calculate our implied volatility include options that are both near-the-money and close to the exercise price of the employee stock options. Since the grant price of our employee stock options is equal to the fair market value on the date of grant, the near-the-money traded options are also the traded options that are close to the exercise price of the employee stock options. For example, during the five day time period prior to our December 6, 2005 option grant approximately 44% of the volume of our exchange traded options had a strike price within $1 of the exercise price of our employee stock option. In addition, another 28% of these options were within 15% of the exercise price of our employee stock option. We weight the traded options based on their nearness to the money. The nearer they are to the money, the greater the weight we assign. Based on this weighting, approximately 98% of the volume of traded options used in the calculation of the implied volatility used to value the employee stock option granted on December 6, 2005 was attributable to options with strike prices within 15% of the exercise price of that employee stock option grant.
•	Similarity of Length of Terms — we have included all exchange traded options in the calculation of our implied volatility and weighted the longer maturities more heavily than those with shorter maturities for purposes of calculating our implied volatility. For example, during the five day time period prior to our December 6, 2005 option grant approximately 28% of our exchange traded options had terms longer than one year. These longer term options were heavily weighted (97%) in our implied volatility calculation. While the model also included options with terms less than one year, the impact of those shorter term options was significantly mitigated by the low weighting assigned to them in the model. Additionally, the staff noted in footnote 50 of Topic 14 that “...implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.” If we had used only options that had terms greater than one year, the implied volatility used to value our December 6, 2005 grant would have been 0.08% higher (28.64% vs. 28.72%).

Ms. Kate Tillan
March 22, 2006

When we calculated our implied volatility, 98% of the volume of traded options used in this calculation was attributable to options with strike prices close to the exercise price of the employee stock option grant. In this calculation, options with terms greater than one year were assigned a 97% weight. Accordingly, we believe that we have met the requirements of the SEC’s safe harbor for companies to exclusively rely on implied volatility.
If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,
/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer